SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on March 27, 2020

1.     Date, Time and Place: On March 27, 2020, at 5:00 p.m., at the Company’s headquarters, in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and via conference call.

2.     Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, as identified below, therefore, the quorum and installation and approval of the matters of the agenda was verified.

3.     Composition of the Board: Chairman, Sr. Leo Julian Simpson; and Secretary, Mrs. Denise dos Passos Ramos.

4.     Agenda: Discuss and deliberate on the call for the Annual and Extraordinary Shareholders’ Meetings of the Company to be held on April 30, 2020, at 12:00 p.m., at the Company’s headquarters to resolve on the following Agenda:

1-       Analysis and approval of Gafisa’s acquisition of all shares issued by UPCon, and the purchase and sale agreement was signed based on authorization granted by the Board of Directors, converting UPCon into a wholly-owned subsidiary of the Company, pursuant to Article 251 of Law No. 6.404/76;

a.      Approval of the Company’s capital increase in the amount of  R$310,001,000.00, by issuing 75,610,000 common shares. Underwriters shall be entitled to a subscription warrant of twenty percent (20%) over share amount and unsold shares in the subscription of referred capital increase calculated by ELEVEN SERVIÇOS DE CONSULTORIA E ANÁLISE S.A. (R$5.12 per share), so that the issue price in this case now is four Reais and ten centavos (R$4.10) per registered share;

b.      Approval to issue two (2) series of convertible debentures to deal with UpCON transaction authorizing the Board of Directors to take the measures necessary for its implementation;

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 27, 2020 at 5:00 p.m.) 1/3

c.       Definition of a term, not less than 30 days for shareholders’ exercise of their preemptive right in the subscription of the capital increase, as well as the subscription of convertible debentures, pursuant to Article 171, Paragraph 2 of the Brazilian Corporation Law;

2.     Subject to the approval of item 1, approve (i) the change in the Board of Directors, which then will be composed of 7 to 9 members; (ii) the election of a member of the Board of Directors.

3.     Approve the proposal for the Company’s Share Buyback Program.

5.     Resolutions: Members of the Board of Directors unanimously resolved, without any restrictions, to approve the call for the general meeting to resolve on:

1-       Concerning the purchase and sale of UPCON Incorporadora S.A.’s shares (“UPCon”), the following matters shall be resolved in a jointly and binding manner and no resolution included in this item shall be considered severally approved, valid and effective, unless other resolutions are also approved, valid and effective:

a.     Analysis and approval of Gafisa’s acquisition of all shares issued by UPCon, and the purchase and sale agreement was signed based on authorization granted by the Board of Directors, converting UPCon into a wholly-owned subsidiary of the Company, pursuant to Article 251 of Law No. 6.404/76;

b.     Approval of the Company’s capital increase in the amount of  R$310,001,000.00, by issuing 75,610,000 common shares. Underwriters shall be entitled to a subscription warrant of twenty percent (20%) over share amount and unsold shares in the subscription of referred capital increase, so that the issue price in this case now is four Reais and ten centavos (R$4.10) per registered share.

c.     Approval to issue two (2) series of convertible debentures to deal with UpCON transaction authorizing the Board of Directors to take the measures necessary for its implementation;

d.     Definition of a term, not less than 30 days for shareholders’ exercise of their preemptive right in the subscription of the capital increase, as well as the subscription of convertible debentures, pursuant to Article 171, Paragraph 2 of the Brazilian Corporation Law;

2-       Subject to the approval of item 1, approve (i) the change in the Board of Directors, which then will be composed of 7 to 9 members; (ii) the election of a member of the Board of Directors.

3-       Approve the proposal for the Company’s Share Buyback Program.

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 27, 2020 at 5:00 p.m.) 2/3

Closing. With no further matters to be discussed, these minutes were read, approved and signed by the board members. Signatures: Leo Julian Simpson (Chairman), Denise dos Passos Ramos (Secretary). Board members: Leo Julian Simpson; Antonio Carlos Romanoski; Eduardo Laranjeira Jácome; Roberto Luz Portella; Nelson Sequeiros Tanure, Thomas Cornelius Azevedo Reichenheim; and Denise dos Passos Ramos.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Denise dos Passos Ramos Secretary

(Integral part of the minutes of the Board of Directors’ Meeting of Gafisa S.A. held on March 27, 2020 at 5:00 p.m.) 3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer